SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

                            -----------------------

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 1)

                             VINA TECHNOLOGIES, INC.
     (Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

          Options to Purchase Common Stock, Par Value $.0001 Per Share,
                    Having an Exercise Price of $1.00 or More
                         (Title of Class of Securities)

                                   92719D 10 0
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                 W. Michael West
            Chairman of the Board and Interim Chief Executive Officer
                             VINA Technologies, Inc.
                               39745 Eureka Drive
                                Newark, CA 94560
                                 (510) 492-0800
                 (Name, address, and telephone number of person
                        authorized to receive notices and
                   communications on behalf of filing person)

                           ---------------------------
                                   Copies to:

                                 Stanton D. Wong
                             Pillsbury Winthrop LLP
                                  P.O. Box 7880
                         San Francisco, California 94120
                                 (415) 983-1000
                              (415) 983-1200 (Fax)
                           ---------------------------

                            CALCULATION OF FILING FEE

======================================= ========================================
            Transaction valuation*             Amount of Filing Fee
======================================= ========================================
                  $8,668.698                         $1,734
======================================= ========================================

* Calculated solely for purposes of determining the filing fee. This amount assumes that 5,227,943 options to purchase shares of common stock of VINA Technologies, Inc. having a weighted average exercise price of $2.65 as of May 3, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the transaction.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  $1,734
         Form or Registration No.:  Schedule TO
         Filing Party:  VINA Technologies, Inc.
         Date Filed:  May 8, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

      [ ]      third party tender offer subject to Rule 14d-1.

      |X|      issuer tender offer subject to Rule 13e-4.

      [ ]      going-private transaction subject to Rule 13e-3.

      [ ]      amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") dated May 8, 2002 filed by VINA Technologies, Inc., a Delaware corporation ("VINA" or the "Company"), relating to the Company's offer to exchange certain options to purchase shares of its common stock, par value $0.001 per share, having an exercise price per share greater than or equal to $1.00 for new options to purchase shares of its common stock upon the terms and subject to the conditions described in the Offer to Exchange dated May 8, 2002.

Item 4.  Terms of the Transaction

         The response set forth in Item 4 is hereby amended and supplemented as follows:

         The third paragraph of Section 3, "Procedures for Electing to Exchange Options," of the Offer to Exchange is hereby amended and restated to read in full as follows:

         "Determination of validity; rejection of options; waiver of defects; no obligation to give notice of defects. We will determine, at our discretion, all questions as to form of documents and the validity, form, eligibility (including time of receipt) and acceptance of any exchange of options. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any or all elections to exchange options that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we will accept properly and timely elections to exchange options that are not validly withdrawn. We also reserve the right to waive (i) any defect or irregularity in any election with respect to any particular option or any particular option holder, or (ii) any of the conditions of the Offer. No election to exchange options will be valid until all defects or irregularities have been cured by the electing option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in elections to exchange options, nor will anyone incur any liability for failure to give any such notice."

         The second paragraph of Section 4, "Withdrawal Rights," of the Offer to Exchange is hereby amended and restated to read in full as follows:

         "You may withdraw Your Elected Options at any time before 12:00 midnight, Pacific Time, on June 14, 2002. If we extend the Offer beyond that time, you may withdraw Your Elected Options at any time until the extended expiration of the Offer. In addition, unless we accept the options you elected for exchange or cancellation, you may withdraw such options at any time after 12:00 midnight, Pacific Standard Time, on July 5, 2002."

         The first paragraph of Section 5, "Acceptance of Options for Exchange and Issuance of New Options," of the Offer to Exchange is hereby amended and restated to read in full as follows:

         "Upon the terms and subject to the conditions of this Offer and promptly following the Expiration Date, we will accept for exchange and cancel options properly elected for exchange and not validly withdrawn before the Expiration Date. If your options are properly elected for exchange and accepted for exchange on June 14, 2002, you will be granted a new option on the Replacement Grant Date, which will be on or after December 16, 2002. If we extend the date by which we must accept and cancel options properly elected for exchange, you will be granted a new option on the date of the first meeting of the compensation committee of the board of directors held at least six months and one day after the extended cancellation date."

         The introductory paragraph of Section 6, "Conditions of the Offer," of the Offer to Exchange is hereby amended and restated to read in full as follows:


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
         "Notwithstanding any other provision of the Offer, we will not be required to accept any options elected for exchange, and we may terminate or amend the Offer, or postpone our acceptance and cancellation of any options elected for exchange, in each case, subject to Rule 13e-4(f)(5) under the Exchange Act, if at any time on or after May 7, 2002, and before the Expiration Date of this Offer any of the following events has occurred, or has been determined by us to have occurred, and in our reasonable judgment the occurrence of such event or events makes it inadvisable for us to proceed with the Offer or with such acceptance and cancellation of options elected for exchange:"

Item 12.          Exhibits

         (a)      (1)* Offer to Exchange, dated May 8, 2002.

                  (2)* Form of Election Form.

                  (3)* Form of Change in Election Form from Accept to Reject.

                  (4)* Form of Change in Election Form from Reject to Accept.

                  (5)* VINA Technologies, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on April 1, 2002, and incorporated herein by reference.

                  (6)* VINA Technologies, Inc. amendment to its Annual Report on Form 10-K/A for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on April 25, 2002, and incorporated herein by reference.

                  (7) VINA Technologies, Inc. Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed with the Securities and Exchange Commission on May 9, 2002, and incorporated herein by reference.

                  (8) Form of Electronic Communication--Notice to Employees of Amendments to the Offer to Exchange.

         (b)      Not applicable.

         (d) (1)* VINA Technologies, Inc. Amended and Restated 1998 Stock Plan and form of agreements thereunder (incorporated by reference to Exhibit
10.1.2 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-36398) filed with the Securities and Exchange Commission on June 22, 2000).

                  (2)* VINA Technologies, Inc. 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.1.5 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333- 36398) filed with the Securities and Exchange Commission on July 17, 2000).

                  (3)* Form of Option Agreement pursuant to the VINA Technologies, Inc. 2000 Stock Incentive Plan (incorporated by reference to
Exhibit 10.1.5 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-36398) filed with the Securities and Exchange Commission on August 4, 2000).

                  (4)* Woodwind Communications Systems, Inc. 1999 Stock Option Plan (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8 (File No. 333- 56260) filed with the Securities and Exchange Commission on February 27, 2001).


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
                  (5)* Woodwind Communications Systems, Inc. 2000 Stock Option Plan (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8 (File No. 333- 56260) filed with the Securities and Exchange Commission on February 27, 2001).

                  (6)* Securities Purchase Agreement dated as of October 17, 2001, by and among VINA Technologies, Inc. and the Investors named therein (incorporated by reference to Exhibit 99.2 of the Company's Current Report as Form 8-K filed with the Securities and Exchange Commission on October 24, 2001).

                  (7)* Form of Common Stock Purchase Warrant issued to investors in connection with the Securities Purchase Agreement (incorporated by reference to Exhibit 99.5 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 24, 2001).

                  (8)* Stockholders' Agreement dated October 17, 2001, by and among VINA Technologies and the stockholders listed on the signature pages thereto (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 24, 2001).

         (g)      Not applicable.

         (h)      Not applicable.

         * Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on May 8, 2002.


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

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                           VINA Technologies, Inc.

                                           -------------------------------------
                                           W. Michael West
                                           Chairman and Chief Executive Officer

                                           Date: May 21, 2002


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
                                INDEX TO EXHIBITS

Exhibit
Number             Description

(a)(1)*            Offer to Exchange, dated May 8, 2002.

(a)(2)*            Form of Election Form.

(a)(3)*            Form of Change in Election Form from Accept to Reject.

(a)(4)*            Form of Change in Election Form from Reject to Accept.

(a)(5)* VINA Technologies, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on April 1, 2002 and incorporated herein by reference.

(a)(6)* VINA Technologies, Inc. Amendment to its Annual Report on Form 10-K/A for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on April 25, 2002, and incorporated herein by reference.

(a)(7) VINA Technologies, Inc. Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed with the Securities and Exchange Commission on May 9, 2002, and incorporated herein by reference.

(a)(8) Form of Electronic Communication--Notice to Employees of Amendments to the Offer to Exchange. (d)(1)* VINA Technologies, Inc. Amended and Restated 1998 Stock Plan and form of agreements thereunder (incorporated by reference to
                   Exhibit 10.1.2 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333- 36398) filed with the Securities and Exchange Commission on June 22,
                   2000). (d)(2)* VINA Technologies, Inc. 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.1.4 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333- 36398) filed with the Securities and Exchange Commission on July 17, 2000).

(d)(3)* Form of Option Agreement pursuant to the VINA Technologies, Inc. 2000 Stock Incentive Plan (incorporated by reference to
                   Exhibit 10.1.5 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-36398) filed with the Securities and Exchange Commission on August 4,
                   2000).

(d)(5)* Woodwind Communications Systems, Inc. 1999 Stock Option Plan (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8 (File No. 333- 56260) filed with the Securities and Exchange Commission on February 27, 2001).

(d)(6)* Woodwind Communications Systems, Inc. 2000 Stock Option Plan (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8 (File No. 333- 56256) filed with the Securities and Exchange Commission on February 27, 2001).

(d)(7)* Securities Purchase Agreement dated as of October 17, 2001, by and among VINA Technologies, Inc. and the Investors named therein (incorporated by reference to Exhibit 99.2 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 24, 2001).

(d)(8)* Form of Common Stock Purchase Warrant issued to investors in connection with the Securities Purchase Agreement (incorporated by reference to Exhibit 99.5 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 24, 2001).


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

(d)(9)* Stockholders' Agreement dated October 17, 2001 by and among the Company and the stockholders listed on the signature pages thereto, (incorporated by reference to Exhibit 4.2 to the Company's Current Form 8-K filed with the Securities and Exchange Commission on October 24, 2001).

* Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on May 8, 2002.


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